Exhibit 99.1

ATTUNITY ANNOUNCES 2009 ANNUAL GENERAL MEETING

BURLINGTON, MA, November 25, 2009 – Attunity Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time data integration and event capture software , announced today that its 2009 Annual General Meeting of Shareholders will be held on Thursday, December 31, 2009 at 10:00 a.m. Israel time, at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel. The record date for the meeting is November 23, 2009.

The Company will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on Form 6-K.

The agenda of this announced annual general meeting is as follows:

1.	To re-elect Shimon Alon, Dov Biran, Dan Falk, Aki Ratner and Ron Zuckerman as directors of the Company;

2.	To approve an amendment and extension of the Company’s Convertible Promissory Notes due November 4, 2010;

3.	To grant stock options to, and approve a revision in the structure of the annual bonus of, Mr. Shimon Alon, our Chairman and Chief Executive Officer;

4.	To clarify and ratify the stock option policy of the Company with respect to non-employee directors;

5.	To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors and to authorize the board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

6.	To review and consider the auditors’ report and the Company’s consolidated financial statements for the year ended December 31, 2008.

Items 1, 3, 4 and 5 require the approval of a simple majority of the shares voted on the matter. Item 2 requires the approval of a simple majority of the shares voted on the matter; provided that either (i) the shares voted in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power. Item 6 does not require a vote by the shareholders.

About Attunity

Attunity is a leading provider of real-time data integration and event capture software. Using our software solutions, such as Attunity Connect, a real-time connectivity software, or Attunity Stream, our log-based, real-time change-data-capture software, Attunity’s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

For more information, please contact:
     Dror Elkayam, VP Finance
     Attunity Ltd.
     +972-9-899-3000
     dror.elkayam@attunity.com